EXHIBIT 4.14

Bridge Loan Agreement

This Bridge Loan Agreement (this "Agreement") is entered into as of January 10, 2007 (the "Effective Date"), by and between BioLineRx Ltd., an Israeli company (the "Company"), and Pan Atlantic Investments Limited, a Barbados company (the "Lender").

Whereas	The Company is a company engaged in the development of innovative therapeutics; and

Whereas	The Company seeks to raise funds for its activities and is currently exploring a number of funding alternatives; and

Whereas
The Lender wishes to participate in the upcoming funding by way of loaning to the Company, and the Company wishes and agrees to receive from the Lender, a loan under the terms and conditions set forth herein below;

NOW, THEREFORE, in consideration of their mutual and respective undertakings and covenants herein contained, the parties hereto hereby agree as follows:

1.	Preamble, Exhibits and Headings
The preamble to this Agreement and all Exhibits attached hereto form an integral part hereof. The headings appearing throughout this Agreement are used for convenience of reference, and are not to be used or referred to for the purpose of construing this Agreement or any provision thereof.

2.	Loan of Funds
The Lender agrees and undertakes to loan to the Company the amount of US$9,000,000 (nine million U.S. Dollars) (the "Loan Amount"), and the Company agrees to receive such loan from the Lender, in accordance with the terms and conditions set forth in this Agreement. Payment of the entire Loan Amount shall be made, in United States Dollars, by the Lender within 5 (five) business days from the date on which all the conditions listed in Section 9 below have been met, by way of a bank transfer, to the following bank account of the Company:

BioLineRx Ltd.
Account No. 97800/55
Bank Leumi
Branch #741
Givat Shaul, Jerusalem

The Loan Amount shall be automatically converted into an equity investment in the Company upon the occurrence of the first to occur of the events specified in Sections 3 and 4, and conversion of the Loan Amount pursuant to either of such Sections shall constitute full repayment of the Loan Amount.

3.	Automatic Conversion upon a Private Placement

3.1.
In the event that the Company shall enter into an agreement for the investment in the Company of an amount of at least US$8,000,000 (eight million U.S. Dollars) from current shareholders of the Company (or any affiliates thereof) (the "Private Placement"), then the Loan Amount shall be automatically converted into an equity investment, as part of, and on the same terms and conditions as, the Private Placement, provided however that the price per share paid by the Lender upon conversion of the Loan Amount shall be equal to the lower of (i) US$1.34, or (ii) the agreed price per share of the Private Placement, and further provided that the shares to be issued to the Lender against conversion of the Loan Amount shall be subject to rights and preferences substantially similar to, but no worse than the rights and preferences attached to the Preferred A-1 Shares.

3.2.
As part of the Private Placement, the Lender shall be party to all shareholders agreements, investors rights agreements, etc. which may apply to the shares issued as part of the Private Placement. It is further agreed that the definitive agreements of the Private Placement shall grant all investors in the Company customary registration rights, as shall be negotiated at that time.

3.3.
Upon conversion of the Loan Amount into an equity investment, the Lender shall be entitled to appoint one (1) member to the Company’s Board of Directors (the "Board"), so as long as the Lender and its Affiliates (any person or entity directly or indirectly, through one or more intermediary persons or entities, controls, is controlled by, or is under common control with the Lender) hold shares of the Company constituting at least 4% (four percent) of the Company's issued and outstanding share capital. This provision shall no longer be applicable when the Lender becomes a party to the Voting Agreement (as defined below).

4.	Automatic Conversion upon a TASE IPO

4.1.
In the event that the Company shall offer to the public shares of the Company at the Tel Aviv Stock Exchange (a "TASE IPO"), then immediately prior to the closing of a TASE IPO that includes (i) an investment by current shareholders of the Company (or any affiliates of such shareholders) of at least US$8,000,000 (eight million U.S. Dollars) (the “Qualifying Amount”); and (ii) aggregate net proceeds to the Company of at least US$17,000,000 (seventeen million U.S. Dollars), and subject to approval of the Office of the Chief Scientist ("OCS"), to the extent required, the Loan Amount shall be automatically converted into an equity investment of a new class of Series B Redeemable Preferred Shares, par value NIS 0.01 each, of the Company (the "Preferred B Shares"), at a price per share paid by the Lender upon conversion of the Loan Amount of US$1.34, but not more than the effective price per share of an Ordinary Share of the Company based on the pre-money company valuation of the company prior to the TASE IPO, and which Preferred B Shares shall automatically be converted into Ordinary Shares, at the same conversion ratio applicable at such time to the Preferred A-1 Shares.

In the event that current shareholders of the Company (or any affiliates of such shareholders) commit to submit offers to purchase at least the Qualifying Amount of securities offered for sale in the TASE IPO, but the underwriters require that such shareholders purchase less than the Qualifying Amount or the rules applying to the public offering result in such outcome, the Loan Amount shall be automatically converted as set forth in the above paragraph even though the actual amount invested by the current shareholders of the Company may be less than the Qualifying Amount.

4.2.
As part of the TASE IPO, certain shareholders of the Company, including at least the Pitango Group entities, the Giza Group entities, and Hadasit (as such terms are defined in the Articles of Association of the Company (the "Articles") may enter into a voting agreement in substantially the form attached hereto as Schedule A (the "Voting Agreement"), in which case the Lender agrees to join as a party to such Voting Agreement.

4.3.
In the event that OCS approval is required but not obtained, then the Lender may demand repayment of the entire Loan Amount together with interest at the rate of 6.0% (six percent) per annum from the proceeds of the TASE IPO.

5.	Repayment; Voluntary Conversion
In the event that no Private Placement or TASE IPO shall occur prior to the end of 4 (four) months from the date of payment to the Company of the Loan Amount, then, upon the written demand of the Lender, the Company shall repay to the Lender the entire Loan Amount, together with interest at the rate of 6.0% (six percent) per annum. In the event that no such demand is made within 120 (one hundred and twenty) days (which period of time may be extended upon mutual written consent), or if the Lender earlier requests a conversion, then the Loan Amount shall be converted in accordance with the relevant provisions of Section 3.1 at a price per share of US$1.34.

6.	Upgrade Right
At any time as of the date of issuance of shares to the Lender pursuant to Section 3 or Section 5 (as applicable) and until such date on which the Company shall have raised an aggregate amount of US$26,000,000 (twenty six million U.S. Dollars), taking into account the converted Loan Amount as well any and all funds which may raised pursuant to Section 3 and/or Section 4 (but including the financing round itself which results in the Company having raised at least US$26,000,000), in the event that the Company shall issue any shares to any person or entity, in consideration for an equity investment in the Company ("New Securities"), the Lender shall have the right to have its holdings in the Company converted into the New Securities at the time of closing of the issuance of such New Securities, at the price per share equal to the lowest price per share  paid for such New Securities by the other investors thus subjecting and entitling the Lender, as a shareholder of the Company, to all rights, preferences, obligations and restrictions generally applying to all the holders of the New Securities.

7.	Representations and Warranties of the Company
Subject to the provisions of Exhibit 7 (the "Disclosure Schedule"), the Company hereby represents and warrants to the Lender, and acknowledges that the Lender is entering into this Agreement in reliance thereon, as follows:

7.1.
Organization. The Company is duly organized and validly existing under the laws of Israel, and has full corporate power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted and as currently proposed to be conducted. The Company has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

7.2.
Share capital. The authorized share capital of the Company as of the Effective Date is NIS400,000 (four hundred thousand New Israeli Shekels), divided into 16,350,000 (sixteen million three hundred fifty thousand) Ordinary Shares, par value NIS 0.01 each, of the Company ("Ordinary Shares"), 13,650,000 (thirteen million six hundred fifty thousand) Series A Redeemable Preferred Shares, par value NIS 0.01 each, of the Company (the "Preferred A Shares"), and 10,000,000 (ten million) Series A-1 Redeemable Preferred Shares, par value NIS 0.01 each, of the Company (the "Preferred A-1 Shares"). A complete and correct list of the shareholders of the Company and their shareholdings as of the Effective Date is set forth in Section 7.2 of the Disclosure Schedule.

Except for the transactions contemplated by this Agreement and as set forth in the Articles and in Section 7.2 of the Disclosure Schedule, there are no other preemptive rights, rights of first refusal, convertible securities, outstanding warrants, options or other rights to subscribe for, purchase or acquire from the Company any share capital of the Company and there are not any contracts or binding commitments providing for the issuance of, or the granting of rights to acquire, any share capital of the Company or under which the Company is, or may become, obligated to issue any of its securities. All issued and outstanding shares of the Company have been duly authorized, and are validly issued and outstanding and fully paid and non-assessable.

The Company is not under any current obligation to register for trading on any securities exchange any of its currently outstanding securities or any of its securities which may hereafter be issued.

7.3.
Ownership of Shares. A complete and correct list of the shareholders of the Company on the Effective Date is set forth in Section 7.2 of the Disclosure Schedule. To the Company's knowledge, the individuals identified in Section 7.2 of the Disclosure Schedule as the shareholders of the Company are the lawful owners, beneficially and of record, of all of the issued and outstanding shares of share capital of the Company and of all rights thereto, free and clear of all liens, claims, charges, encumbrances, restrictions, rights, options to purchase, proxies, voting trust and other voting agreements, calls or commitments of every kind (except as specified in the Articles and the Shareholders Agreement dated September 26, 2005), and, to the Company's knowledge, none of the said individuals owns any other share, options or other rights to subscribe for, purchase or acquire any share capital of the Company from the Company or from each other.

7.4.
Financial Statements. The Company has furnished the Lender with its audited financial statements for the annual period ended on December 31, 2005, as well as un-audited balance sheets of the Company for the period ended on September 30, 2006 (hereinafter collectively referred to as the “Financial Statements”). The Financial Statements are true and correct, in accordance with the books and records of the Company, and have been prepared in accordance with Israeli generally accepted accounting principles ("GAAP") consistently applied, and fairly and accurately present the financial condition of the Company as of such dates and the results of its operations for the periods then ended. The Company does not have any material liabilities, debts or obligations, whether accrued, absolute or contingent, pertaining to the time periods referred to in the Financial Statements, other than liabilities reflected or reserved against in the Financial Statements.

Since September 30, 2006, there has not been:

(a)	any material change in the assets, liabilities, condition (financial or otherwise) or business of the Company;

(b)
any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the material assets, properties, conditions (financial or otherwise), operating results or business of the Company;

(c)	any waiver by the Company of a valuable right or of a material debt owed to it;

(d)
any satisfaction or discharge of any material lien, material claim or material encumbrance or payment of any material obligation by the Company, except in the ordinary course of business and that is not individually or in the aggregate adverse to the assets, properties, condition (financial or otherwise), operating results or business of the Company;

(e)	any material change or amendment to a material contract or material arrangement by which the Company or any of its assets or properties is bound or subject;

(f)	any loans made by the Company to its employees, officers, or directors, other than travel advances made in the ordinary course of business;

(g)	any sale, transfer or lease of, except in the ordinary course of business, or mortgage or pledge of imposition of lien on, any of the Company’s material assets;

(h)	any change in the accounting methods or accounting principles or practices employed by the Company, except as required by applicable laws, rules, regulations and standards; or

(i)
to the Company's knowledge, any other event or condition of any character that would materially adversely affect the assets, properties, condition (financial or otherwise), operating results or business of the Company.

7.5.
Authorization; Approvals. All corporate action on the part of the Company necessary for the authorization, execution, delivery, and performance of all of the Company's obligations under this Agreement has been taken. This Agreement, when executed and delivered by or on behalf of the Company, shall constitute the valid and legally binding obligation of the Company, legally enforceable against the Company in accordance with its terms. No consent, approval, order, license, permit, action by, or authorization of or designation, declaration, or filing with any governmental authority on the part of the Company is required that has not been obtained by the Company in connection with the valid execution, delivery and performance of this Agreement.

7.6.
Compliance with Other Instruments. To the best of its knowledge, the Company is not in default (a) under the Articles, or under any material note, indenture, mortgage, lease, agreement, contract, purchase order or other instrument, document or agreement to which the Company is a party or (b) with respect to any Israeli law, statute, ordinance, regulation, order, writ, injunction, decree, or judgment of any court or any governmental authority, which default, in any such case, would adversely affect the Company's business, prospects, condition (financial or otherwise), affairs, operations or assets. To the best knowledge of the Company, no third party is in default under any agreement, contract or other instrument, document or agreement to which the Company is a party.

7.7.
No Breach. Neither the execution and delivery of this Agreement nor compliance by the Company with the terms and provisions hereof, will conflict with, or result in a breach or violation of, any of the terms, conditions and provisions of: (i) the Articles, (ii) to the Company's knowledge, any judgment, order, injunction, decree, or ruling of any court or governmental authority, (iii) any material agreement, contract, lease, license or commitment to which the Company is a party, or (iv) to the best of its knowledge, applicable law. Such execution, delivery and compliance will not (a) give to others any rights, including rights of termination, cancellation or acceleration, in or with respect to any agreement, contract or commitment referred to in this paragraph, or to any of the properties of the Company or (b) unless otherwise specified herein, otherwise require the consent or approval of any person, which consent or approval has not heretofore been obtained.

7.8.	Intellectual Property and Other Intangible Assets.

7.8.1.
Unless otherwise stated in any of the agreements referred to in Section 7.8.1 of the Disclosure Schedule, the Company owns and has developed, or has obtained the right to use, free and clear of all liens, claims and restrictions, all patents, trademarks, service marks, trade names and copyrights, and applications, licenses and rights with respect to the foregoing, and all related trade secrets, including know-how, inventions, designs, processes, works of authorship, computer programs and technical data and information (collectively herein "Intellectual Property"), without, to the knowledge of the Company, infringing upon or violating any right, lien, or claim of others. Unless otherwise stated in the applicable agreements referred to in Section 7.8.1 of the Disclosure Schedule, the Company is not obligated or under any liability whatsoever to make any payments by way of royalties, fees or otherwise to any owner or licensee of, or other claimant to, any patent, trademark, service mark, trade name, copyright or other intangible asset, with respect to the use thereof or in connection with the conduct of its business as now conducted or as currently proposed to be conducted or otherwise.

7.8.2.
Any and all Intellectual Property of any kind which has been developed, is currently being developed, or will be developed in the future, by any employee of the Company in the course of their employment by the Company shall be the property solely of the Company. The Company has taken security measures to protect the secrecy, confidentiality and value of all the Intellectual Property, which measures are reasonable and customary in the industry in which the Company operates. Each of the Company's employees have entered into written agreements with the Company, assigning to the Company all rights in intellectual property developed in the course of their employment by the Company and each of the Company's employees who, either alone or in concert with others, developed, invented, discovered, derived, programmed or designed the Intellectual Property have entered into a written agreement with the Company, the forms of which have been made available to the Lender.

7.8.3.
The Company has not received any communications alleging that the Company has violated or by conducting its business as proposed, would violate, any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity. To the Company's knowledge, none of the Company's employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of such employee's best efforts to promote the interests of the Company. To the Company's knowledge, neither the execution nor delivery of this Agreement, nor the carrying on of the Company's business by the employees of the Company, nor the conduct of the Company's business as currently proposed to be conducted, will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which any of such employees is now obligated.

7.9.
Litigation. Except as set forth in Section 7.9 of the Disclosure Schedule, no action, proceeding or governmental inquiry or investigation is pending or, to the knowledge of the Company, threatened against the Company or any of its officers, directors, or employees (in their capacity as such), or against any of the Company's properties, before any court, arbitration board or tribunal or administrative or other governmental agency, nor, to the knowledge of the Company, is there is any basis for the foregoing. To its knowledge, the Company is not a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or governmental agency or instrumentality. There is no action, suit, proceeding or investigation by the Company currently pending or that the Company intends to initiate.

7.10.
No Public Offer. Neither the Company nor anyone acting on its behalf has offered securities of the Company or any part thereof or any similar securities for issuance or sale to, or solicited any offer to acquire any of the same from, anyone so as to make the execution and performance of this Agreement not in compliance with applicable securities laws.

7.11.
Full Disclosure. Neither this Agreement (including the Schedules and Exhibits attached hereto) nor any certificate made or delivered in connection herewith contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading, in view of the circumstances in which they were made. To the best knowledge of the Company, there is no material fact or information relating to the business, prospects, condition (financial or otherwise), affairs, operations, or assets of the Company that has not been disclosed to the Lender by the Company.

Each representation and warranty herein is deemed to be made on the effective Date and shall survive and remain in full force and effect after the Effective Date until the earlier of: (i) the conversion of the Loan Amount pursuant to Section 3, provided, that the Lender receives representations and warranties in the agreement governing the Private Placement which are no less favorable, in all material respects, than those contained herein; (ii) a period of two (2) years; (iii) a M&A Transaction (as defined in the Articles), or (iv) consummation of an IPO (as defined in the Articles). In the event of any breach or misrepresentation of any covenant, warranty, or representation made by the Company under this Agreement (a “Misrepresentation”), the Company shall indemnify the Lender and hold it harmless from and against any and all direct claims, loss, damage, liability, and expense (including reasonable legal fees and costs), actually sustained or incurred by it as a result of or in connection with said Misrepresentation. The liability of the Company to the Lender for claims brought against it by the Lender shall not exceed the Loan Amount. In no case shall the Company be liable to indemnify the Lender for any incidental, indirect, consequential, special or punitive damages. Notwithstanding the foregoing provisions of this Section, no claims shall be asserted under this Section unless the aggregate amount claimed is in excess of $50,000 (fifty thousand U.S. Dollars), in which case a claim can be submitted for the entire amount at issue, subject to the limits set forth in this Section above. The remedies listed hereinabove are the sole and exclusive remedies, to the exclusion of all other remedies, for any Misrepresentation.

8.	Representations and Warranties of the Lender
The Lender hereby represents and warrants to the Company as follows:

8.1.
The execution, delivery and performance of this Agreement by it have been duly authorized by all requisite corporate action and will not violate any provision of law, any order of any court or other agency of government, its corporate documents or any provision of any indenture, agreement or other instrument to which it or any of its properties or assets is bound, conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument or result in the creation or imposition of any charge, attachment or lien upon any of the properties or assets of the Company.

8.2.
This Agreement has been duly executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, reorganization, fraudulent conveyance and moratorium laws and other laws of general application affecting enforcement of creditors' rights generally and (ii) the availability of equitable remedies as such remedies may be limited by equitable principles of general applicability (regardless of whether enforcement is sought in a proceeding in equity or at law).

8.3.
The Lender is investing in the Company for the Lender's own account (not as a nominee or agent), for its investment only, and not with a view towards the distribution or resale of any securities which may be issued to the Lender ("Securities").

8.4.
The Lender understands that any Securities it may be issued by the Company shall not be registered under Israeli laws (including but not limited to the Israel Securities Law - 1968) or other securities laws (including but not limited to the U.S. Securities Act of 1933), that there is no established market for such Securities and that no public market is presently foreseeable.

8.5.
The Lender has experience in evaluating and investing in private placement transactions of securities in companies similar to the Company and it has such knowledge and experience in financial and business matters so that it is capable of evaluating the merits and risks of its investment in the Company, and has the capacity to protect its own interests and bear the economic risk of its investment in the Company. The Lender has had the opportunity to pose to the Company any and all questions it may have had in connection with its investment in the Company (including, without limitation, questions regarding the due diligence materials asked for and delivered to it, the terms and conditions of the investment in the Company and the business, properties, prospects and financial condition of the Company) and has received, to its satisfaction, answers to all such questions. The Lender has independently evaluated the risks and merits of investing in the Company, has reached a knowledgeable decision to make the investment in the Company and has independently determined that it is a suitable investment for it. The Lender understands that there is no assurance that any exemption from registration under Israeli or foreign securities laws will be available and that, even if available, such exemption may not allow the Lender to transfer all or any portion of any Securities it may be issued, under the circumstances, in the amounts or at the times the Lender might propose.

8.6.
No agent, broker, investment banker, person, or firm acting in a similar capacity on behalf of or under the authority of the Lender is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, from the Company and the Company shall be entitled to receive the entire Loan Amount without any deductions or payments of such fees.

9.	Conditions to Obligations of the Lender
The obligations of the Lender to consummate the transactions contemplated hereby, shall be subject to the satisfaction of each of the following conditions:

9.1.	The representations and warranties of the Company contained in this Agreement shall have been true and correct in all material respects as of the Effective Date.

9.2.	The Company shall have delivered to the Lender an opinion of Danziger, Klagsbald & Co., counsel to the Company, in the form attached hereto as Schedule B.

9.3.	The Company shall have delivered to the Lender minutes of resolutions of the Board in substantially the form attached hereto as Schedule C.

9.4.	The Company shall have delivered to the Lender a certificate duly executed by an executive officer of the Company in the form attached hereto as Schedule D, dated as of the date hereof.

9.5.	Any and all preemptive rights or other participation rights with respect to the transactions contemplated hereby shall have been validly waived or satisfied.

10.	Observership Right
Until the conversion or repayment of the Loan Amount, the Lender shall be entitled to appoint, replace and terminate, from time to time, at its discretion, one observer to the Board. Such right shall be subject to the applicable provisions in the Articles applying to observers and shall include any rights of such observer (as they may be from time to time).

11.	Confidentiality
Without derogating from any other agreement or undertaking to which the Lender is or may become subject, and in addition to any such agreement or undertaking, the Lender undertakes that it shall keep in confidence, and not use for any purpose whatsoever except in connection with the exercise of any of its rights under this Agreement, any and all information relating to the Company which has been provided to it by the Company or was otherwise obtained by it ("Confidential Information"), except for information: (i) which is or shall be in the public domain not due to any act of the Lender in breach of law or agreement; (ii) which, at the time of disclosure to the Lender was already known to the Lender and was not acquired directly or indirectly from the Company or any of its affiliates, all as may be evidenced by written records of the Lender; (iii) which, at the time of disclosure to the Lender was already received by the Lender from a third party who did not acquire it directly or indirectly from the Company or any of its affiliates under an obligation of confidence, all as may be evidenced by written records of the Lender; (iv) was independently developed by the Lender without the use of Confidential Information, as may be evidenced by written records of the Lender; or (v) which the Lender is required to disclose under any applicable law or stock exchange regulations. Notwithstanding the above, the Lender will have the right to disclose its funding of the Company under this Agreement and under the Early Development Program Agreement between the Lender and the Company, dated January 10, 2007.

12.	Settlement of Conflicts
The laws of the State of Israel, without giving effect to conflict of law rules, shall govern the interpretation and enforcement of this Agreement. The parties hereto agree to submit to the jurisdiction of the courts of Tel-Aviv-Jaffa with respect to the breach or interpretation of this Agreement or the enforcement of any and all rights, duties, liabilities, obligations, powers, and other relations between the parties arising under this Agreement.

13.	Miscellaneous

13.1.
This Agreement embodies the entire agreement between the parties and supersedes all other agreements or understandings between any of the parties in connection with the subject matter hereof. This Agreement cannot be modified, supplemented or rescinded except in writing signed by the Company and the Lender.

13.2.
The Lender may not assign, transfer, or otherwise dispose of any of its rights, obligations or duties under this Agreement to any other person or entity, except with the prior written consent of the Company, and any assignment in violation of this Section shall be void. Notwithstanding anything to the contrary contained in this Agreement, the Lender may transfer all or any portion of its rights hereunder without restriction to its Affiliates (as defined below) or to any officer or director of the Lender or an Affiliate (provided, that with respect to a transfer to an officer or director such transfer not exceed 3% of the Loan Amount) and provided, that such transferee agrees to be bound by the terms and conditions of this Agreement. For the purposes of this Agreement, an “Affiliate” of any person or entity means any other person or entity, directly or indirectly, through one or more intermediary persons or entities, controlling, controlled by or under direct or indirect common control with /or having the same beneficial ownership as/ such person or entity. For purposes of this definition, “control” means the power to direct the management and policies of such person or firm, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise

13.3.
All notices to be given pursuant to this Agreement shall be in writing, and shall be deemed to have been duly given if hand delivered to such party's designated representative, or mailed, postage prepaid, by registered mail, or faxed (with a confirming copy sent by registered mail) and shall be deemed given (i) when so delivered personally; (ii) if mailed, five (5) days after the time of mailing; (iii) if faxed or sent by electronic mail (email), twenty four (24) hours after the time of sending the fax or electronic mail. Addresses for notices (which may be changed from time to time by a written notice pursuant hereto) are:

If to the Lender:

Pan Atlantic Investments Limited
Musson Building, 2nd Floor
Hincks Street
Bridgetown, Barbados West Indies 11000
Attention: Robert J. Bourque, Managing Director
Tel: +1-246-436-9756
Fax: +1-246-437-6690

With a copy (which shall not constitute notice) to:

Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv, 67021 Israel
Tel: +972-3-607-4444
Fax: +972 3 607 4411
Attention: Daniel Gamulka, Adv

If to the Company:

BioLineRx Ltd.
19 Hartum Street
P.O. Box 45158
Jerusalem 91450, Israel
Attention: Vice President Finance and Corporate Development
Tel: +972-2-548-9100
Fax:+972-2-548-9101

With a copy (which shall not constitute notice) to:

Danziger, Klagsbald & Co.
Attn. Joeri Kreisberg, Adv.
7 Menachem Begin Street
Ramat Gan 52521, Israel
Tel: +972-3-611-0700
Fax: +972 3-611-0707

13.4.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

13.5.
Each of the parties shall bear its own costs and expenses in negotiating and executing this Agreement, except that subject to and following of the receipt of the Loan Amount, the Company shall reimburse the Lender for its actual put of pocket legal expenses of up to $10,000 plus applicable value added tax.

IN WITNESS WHEREOF the parties have signed this Bridge Loan Agreement as of the date first herein above set forth.

BIOLINERX LTD.		PAN ATLANTIC INVESTMENTS LIMITED

By:	/s/ Morris Laster /s/ Aharon Schwartz	By:	/s/ Robert J. Bourque
Name: Morris Laster Aharon Schwartz		Name:	ROBERT J. BOURQUE
Title: CEO VP Finance		Title:	Managing Director